UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TubeMogul, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number)

Copies to:

Michael Dillon

Executive Vice President, General Counsel and Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110

(408) 536-6000

Jane Ross

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

 (650) 802-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570106		13D

1	Names of Reporting Persons ADOBE SYSTEMS INCORPORATED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,833,028 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 18.05% (1)

14	Type of Reporting Person CO

(1)

An aggregate of 6,833,028 shares of TubeMogul, Inc. (the “Issuer”) common stock (as represented to Adobe by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated November 10, 2016 (the “Tender Agreements”) entered into by Adobe Systems Incorporated (“Adobe”), Tiger Acquisition Corporation, a subsidiary of Adobe, and each of Brett Wilson, Keith Eadie, Eric Deeds, Ajay Chopra, Ashu Garg, David Toth, Russell Fradin, Jack Lazar, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each a “Stockholder,” discussed in Items 3 and 4 of the Schedule 13D) representing shares beneficially owned by the Stockholders. Adobe expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Excluding Shares underlying Issuer stock options and restricted stock units, as of December 12, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 15.7% of all Shares outstanding as of November 9, 2016. Including Shares which may be issued under Issuer stock options and restricted stock units which are exercisable for or may become vested and settled for Shares within 60 days of November 9, 2016, as of December 12, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 18.1% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016.

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CUSIP No. 898570106		13D

1	Names of Reporting Persons TIGER ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,833,028 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 18.05% (2)

14	Type of Reporting Person CO

(2)

An aggregate of 6,833,028 shares of TubeMogul, Inc. (the “Issuer”) common stock (as represented to Adobe by the Issuer and the Stockholders) are subject to Tender and Support Agreements dated November 10, 2016 (the “Tender Agreements”) entered into by Adobe Systems Incorporated (“Adobe”), Tiger Acquisition Corporation, a subsidiary of Adobe, and each of Brett Wilson, Keith Eadie, Eric Deeds, Ajay Chopra, Ashu Garg, David Toth, Russell Fradin, Jack Lazar, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each a “Stockholder,” discussed in Items 3 and 4 of the Schedule 13D) representing shares beneficially owned by the Stockholders. Merger Subsidiary expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Tender Agreements. Excluding Shares underlying Issuer stock options and restricted stock units, as of December 12, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 15.7% of all Shares outstanding as of November 9, 2016. Including Shares which may be issued under Issuer stock options and restricted stock units which are exercisable for or may become vested and settled for Shares within 60 days of November 9, 2016, as of December 12, 2016, the aggregate number of shares of Issuer common stock that are subject to the Tender Agreements represent approximately 18.1% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016.

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 by Adobe Systems Incorporated, a Delaware Corporation (“Adobe”) and Tiger Acquisition Corporation (“Merger Subsidiary” and, together with Adobe, the “Reporting Persons”). This Amendment relates to shares of Common Stock, par value $0.001 per share (the “Shares”), issued by TubeMogul, Inc. (the “Issuer”).

Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Items 5 (a) and (b) are hereby amended and supplemented to add after the second paragraph thereunder on the top of page 7 as follows:

“On December 12, 2016, pursuant to a request by TubeMogul, the Reporting Persons agreed to waive the restriction on the transfer of an aggregate number of 55,435 Shares subject to the Tender Agreements, allowing certain Stockholders to make charitable contributions of such Shares (which represent approximately 0.15% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016). As a result of the transfers, such Shares are no longer subject to the Tender Agreements and the obligations and restrictions contained therein, and each of the Reporting Persons may no longer be deemed to be the beneficial owner of such Shares.”

Item 5(c) is hereby amended and restated as follows:

“Except for the Merger Agreement, the Tender Agreements and the waivers described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

“Except for the Merger Agreement, the Tender Agreements, and the waiver and consent agreements entered into between the Reporting Persons and each transferring stockholder described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

2.3                               Form of Waiver and Consent Agreement.*

*	Filed herewith.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2016	ADOBE SYSTEMS INCORPORATED

/s/ Mark Garrett
	Name:	Mark Garrett
	Title:	Executive Vice President and Chief Financial Officer

Date: December 15, 2016	TIGER ACQUISITION CORPORATION

/s/ Justin Judd
	Name:	Justin Judd
	Title:	Vice President and Assistant Secretary

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